

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2019

Robert K. Eulau
Chief Financial Officer
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

Re: Western Digital Corporation
Form 10-K for the Fiscal Year Ended June 28, 2019
Exhibit No. 10.21
Filed August 27, 2019
File No. 001-08703

Dear Mr. Eulau:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance